PBF Energy Inc. 1 Sylvan Way, Second Floor Parsippany, NJ 07054
Office	973.455.7500
Fax	973.455.7562

www.pbfenergy.com

May 15, 2017

Mr. Karl Hiller, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PBF Energy Inc.

Form 10-K for the Fiscal Year ended December 31, 2016

Filed February 24, 2017

File No. 001-35764

Dear Mr. Hiller:

In a letter dated April 18, 2017 (the “Comment Letter”), you provided comments on the above-referenced filing of PBF Energy Inc. (the “Company”) and requested that we respond to the Comment Letter within ten business days or advise you when we would provide a response. As discussed with Ms. Jenifer Gallagher, I did not receive the initial communication of the Comment Letter. The Company acknowledges receipt of the Comment Letter on May 11, 2017 and hereby requests 10 business days from that date to respond, with the response letter being submitted no later than May 24, 2017.

Thank you for your consideration of our request. Please do not hesitate to call the undersigned at (973) 455-7554 with any questions you may have.

Sincerely,

/s/ Erik Young

Erik Young,
Chief Financial Officer

Cc:	Jenifer Gallagher, Staff Accountant

Kimberly Calder, Assistant Chief Accountant

Trecia Canty, General Counsel